UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

April 25, 2007

Item 3.	News Release

The News Release dated April 25, 2007 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported the final results of 2006 drilling at its advanced Dolores gold and silver project, in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 25th day of April, 2007.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

April 24, 2007

2006 Drilling Expands High-Grade Gold and Silver Mineralization at Dolores

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports the final results of 2006 drilling at its advanced Dolores gold and silver project, in Chihuahua, Mexico.

The 2006 program was successful in expanding high-grade underground resources that are believed to be convertible into reserves and in extending high-grade gold and silver mineralization in several target areas beyond the planned open pit mine. In addition, several holes drilled at the end of the year encountered new zones of significant mineralization.

Core and reverse circulation (“RC”) drilling at Dolores in 2006 was continuous during the mine ramp-up and construction process. A total of 40,371 meters of drilling was completed, of which 42 core holes and 12 RC holes, totaling 18,555 meters, were dedicated to exploration and the expansion of resources and reserves. The remaining drilling provided necessary data for site condemnation, water exploration, and engineering studies. Over 680 meters in large bore water supply wells were also drilled.

An updated, independent estimation of Dolores project resources incorporating the results of the 2006 drilling is expected to be available for release shortly.

Details of 2006 Exploration and Resource Expansion Drilling

Exploration and resource/reserves expansion drilling at Dolores in 2006 focused on four objectives:

•    Resource expansion in the high-grade Central Breccia Zone beneath the deepest part of the planned open pit, where overall grades, continuity, and wide mining widths are believed to support recovery via low-cost bulk underground mining techniques.

•    The definition of narrower, high-grade structures (1 to 4 meters in width), located peripheral to the pit area, that could be mined by classic underground mining techniques.

•    Reserves expansion through the upgrading to “measured and indicated” status of in-pit and near-pit “inferred” resources (primarily south of the current planned pit) for the purposes of ongoing open pit evaluation.

•    Resource expansion in areas not included in the current global project resources that could contribute additional reserves to the project later during the mine life. Targets included those generated by the unexpected intersection of significant mineralization in condemnation drilling.

The results of the 2006 drilling are presented under headings corresponding to these objectives, below.

•	Resource Expansion in Peripheral High-grade Zones beneath the Planned Open Pit

Drilling to expand resources in the area of the Central Breccia Zone, and to define narrower high-grade structures, encountered significant mineralization below and peripheral to the margins of the planned open pit mine. Much of this material should be convertible to reserves amenable to underground bulk-tonnage and more traditional stoping extraction techniques. Based upon encouraging initial internal analyses, the Company will commission a feasibility study of the development of these zones to determine their overall economic impact as a compliment to surface mining.

Significant results from drilling in these zones are set out in Table 1, below:

Table 1 - 2006 High-Grade Peripheral Drill Intercepts beneath the Planned Dolores Open Pit

Drillhole	From	To	Length (meters)	Gold (gpt)	Silver (gpt)	Aueq 60*
D06-443**	426.0	530.0	104.0	2.920	42.9	3.81
including	460.0	485.0	25.0	6.420	117.5	8.38
including	481.0	485.0	4.0	21.597	45.3	22.35
and	514.0	519.0	5.0	6.980	31.4	7.50
D06-449**	446.0	527.0	81.0	3.120	39.6	3.78
including	446.0	452.0	6.0	19.615	182.0	22.65
and	483.0	492.0	8.0	6.240	43.6	6.97
and	496.0	498.0	2.0	5.38	9.8	5.54
and	502.0	504.0	2.0	7.49	15.6	7.75
D06-453	482.0	530.0	48.0	5.752	76.3	6.09
including	490.0	516.0	26.0	8.616	22.6	8.99
D06-466	497.0	499.0	2.0	11.383	0.7	11.40
D06-469	476.0	478.0	2.0	30.582	3.2	30.64
D06-473	326.0	328.0	2.0	33.942	1705.1	62.36
and	471.0	473.0	2.0	30.582	713.4	42.47
and	483.0	485.0	2.0	10.200	447.1	17.65
D06-475	178.0	182.0	4.0	8.893	129.5	11.05
D06-479	458.0	462.7	4.7	4.857	122.9	6.91
and	547.0	551.0	4.0	6.245	31.8	6.77
including	547.0	548.0	1.0	14.710	36.0	15.31
D06-R245	149.35	158.5	9.2	2.194	101.5	3.89

* gold equivalent grades are reported in grams per tonne (“gpt”) based on a 60:1 silver-gold ratio, without regard to metallurgical recoveries

** previously reported (nr 6/27/06)

•	Reserves Expansion through Upgrading In-pit and Near-pit Inferred Resources

The results of infill drilling in 2006 to upgrade the inferred resource in the planned Dolores open pit to “measured and indicated” strongly support previous interpretations and calculations, as shown in Table 2, below:

Table 2 – 2006 Infill Drilling in the Planned Dolores Open Pit

Drillhole	From	To	Length (meters)	Gold gpt	Silver gpt	Aueq 60*
D06-434	79	173	94.0	1.145	17.3	1.43
D06-435	38	103	65.0	1.015	31.2	1.54
and	195	205	10.0	1.651	97.6	3.28
D06-436	143	151	8.0	1.397	79.4	2.72
and	299	310	11.0	1.093	65.9	2.19
and	334	340	6.0	2.459	16.5	2.73
and	363	408	45.0	1.855	22.0	2.22
D06-437	27	76	49.0	0.797	40.8	1.48
And	174	196	22.0	2.213	36.4	2.82
D06-441	152	180	28.0	0.776	50.0	1.61
D06-445	79	111	32.0	0.253	107.5	2.05
D06-466	333	336.2	3.2	3.438	37.6	4.06
and	413	431	18.0	1.109	28.9	1.59
and	452	458	6.0	1.259	12.1	1.46
D06-473	306	338	32.0	2.379	139.2	4.70
D06-R245	32	57.91	25.9	0.552	104.9	2.30
including	50.29	54.86	4.6	2.463	305.0	7.55
D06-R245	149.35	158.5	9.2	2.194	101.5	3.89
D06-R246	73.15	77.72	4.6	0.924	19.6	1.25
D06-R249	100.59	105.16	4.6	1.400	24.3	1.81

The results of 2006 drilling in an area of significant mineralization, located adjacent to and immediately south of the planned Dolores pit, are set out in Table 3, below. The project resource hosted by this area was classified as “inferred” and not included earlier mine-planning. These results are expected to increase the measured and indicated resources (and, in turn, reserves) in this portion of the project.

Table 3 – 2006 Peripheral Infill Drilling South of the Planned Dolores Open Pit

Drillhole	From	To	Length (meters)	Gold gpt	Silver gpt	Aueq 60*
D06-454	229.0	241.0	12.0	0.605	305.2	5.69
D06-456	124.0	130.0	6.0	2.453	16.7	2.73
D06-457A	184	218.5	34.5	2.196	89.0	3.68
including	205.5	218.5	13.0	4.139	171.1	6.99
including	205.5	207.0	1.5	11.383	283.5	16.11
D06-459	116	128	12.0	0.886	33.7	1.45
D06-461	114	146	32.0	0.855	17.2	1.14
D06-462	117	155	38.0	1.515	25.8	1.95
D06-462	121.0	131.0	10.0	3.415	37.2	4.04
D06-463	128.0	144.0	16.0	1.952	17.4	2.24
D06-463	189	204	15.0	1.497	74.3	2.74
and	189.0	195.0	6.0	2.709	51.9	3.57
D04-464	136.0	140.0	4.0	12.227	80.5	13.57
D06-R301	160.0	196.6	36.6	0.786	24.3	1.19

•	Resource Expansion in Areas Not Included in the Current Global Project Resources

In 2006, Company geologists also targeted gold and silver mineralization that had been previously identified at surface, and in earlier drilling, in areas outside the existing global project resources. This work was undertaken with a view to developing resources that could be mined later in the life of the Dolores project.

As discussed, below, drilling on these distal areas generated several interesting intercepts and encountered mineralized zones that will require additional follow-up.

Norte Target Area

The Norte target area includes ground north and along strike of the current planned open pit mine and was originally delineated by surface sampling and geologic mapping early in the life of the Dolores project. Two drill holes completed during the 2000 drill program encountered significant gold and silver mineralization 1,000 meters north of the current planned pit, without follow-up at the time.

The Company completed three holes in this area in 2006, of which results are available for one hole (D06-484), at present. Drill hole D06-R281 was completed at a distance of 450 meters north of the pit, while D06-R276 was collared 230 meters north of the pit. Both holes intercepted narrower, high-grade mineralization on separate structures. Follow-up within, and along strike of, the three mineralized structures is planned as drilling proceeds in 2007.

Significant intercepts from all drilling in the Norte area are set out in Table 4, below.

Table 4 – Norte Target Area, Dolores – Significant Intercepts

Drillhole	From	To	Length (meters)	Gold (gpt)	Silver (gpt)	Aueq 60*
D06-484	10.0	18.0	8.0	2.045	10.1	2.21
*D00-RNT1	1.5	7.6	6.1	1.208	24.5	1.62
*D00-RNT2	1.5	15.2	13.7	1.240	15.9	1.50
including	9.1	13.7	5.6	2.468	23.3	2.47
D06-R276	64.0	68.6	15.6	0.640	62.1	1.67
and	83.8	85.4	1.5	2.495	5.5	2.59
D06-R281	64.0	74.7	10.7	2.622	6.3	2.73
including	71.6	73.2	1.5	10.217	13.4	10.44

* previously drilled in 2000

New Zones

Several areas of gold and silver mineralization were encountered unexpectedly in condemnation drilling in 2006. Intersections included:

•    Hole D06-451, which intersected near-surface low grades and a high-grade intercept of 13.2 gpt gold along a structure 280 meters east of the planned open pit.

•    Hole D06-483, drilled more than 200 meters to the west of the planned pit area, which intersected 33.5 meters of 1.25 gpt gold equivalent* concealed beneath the overlying tuff beds.

•    Hole D06-R276, which intersected 21.3 meters of shallow mineralization with values of up to 2.495 gpt gold over 1.5 meters, 3,000 meters east of the planned open pit.

Shallow mineralization was also encountered in the first RC hole of 2007 (D07-R324), which was drilled to confirm and extend mineralization first encountered in 2005 in the area of the proposed heap-leach pad. It is believed that this mineralization can be extracted with nominal impact prior to completion of this phase of the heap-leach facility.

These drill intercepts are set out in Table 5, below. Additional work is planned in the coming months in all four of these areas.

Table 5 –Drilling on New Zones at Dolores

Drillhole	From	To	Length (meters)	Gold gpt	Silver gpt	Aueq 60*
D06-451	71.3	74.4	2.1	13.219	26.0	13.65
D06-483	317.0	350.5	33.5	0.782	27.9	1.25
Including	319.0	323.0	4.0	2.688	144.5	5.10
D06-R276	62.5	83.8	21.3	0.498	17.4	0.79
Including	82.3	83.8	1.5	2.495	5.5	2.59
D07-R324	4.6	22.9	18.3	1.148	7.6	1.28
	12.2	19.8	7.6	1.702	7.9	1.83

Summary of 2006 Drilling

The Company’s 2006 drill programs at its Dolores gold and silver project successfully established the potential for the underground mining of high-grade ores, extended zones of known mineralization, and located new zones of mineralization requiring follow-up drilling. Reverse-circulation and core-drilling are ongoing, as the Company continues to pursue additional resources and complete all required development activities. An updated, independent estimation of Dolores project resources incorporating the results of the 2006 drilling is expected to be available for release shortly.

Quality Control and Assurance

Drill results reported are assay intervals based on drill intersections and may not be representative of the true widths of mineralization. All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 27, 2007
By: /s/ Greg Smith Greg Smith, Chief Financial Officer